50 Fremont Street San Francisco, CA 94105 Tel 415.983.1000 Fax 415.983.1200	MAILING ADDRESS P. O. Box 7880 San Francisco, CA 94120 www.pillsburylaw.com

December 29, 2005	Justin D. Hovey Phone: 415.983.6117 justin.hovey@pillsburylaw.com

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attn: Ms. Karen J. Garnett, Assistant Director

Re:	Potlatch Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-128403)

Ladies and Gentlemen:

On behalf of Potlatch Holdings, Inc., we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 5 to the above-referenced registration statement (the “Registration Statement”). The purpose of Amendment No. 5 to the Registration Statement is to file Exhibit (8)(c).

If you have any questions, please do not hesitate to call Blair White at (415) 983-7480 or me at (415) 983-6117.

Very truly yours,

/s/ Justin D. Hovey

Justin D. Hovey

cc:	L. Pendleton Siegel

Gerald L. Zuehlke

Ralph M. Davisson

B.W. White

J.D. Rayis